נספח י'(3) לכתב נאמנות

Date: 2.2.06

To: Digital Power Corporation

[*Name of Company/Companies*]

Re: Resignation from Board of Directors and Waiver of Rights

I, the undersigned hereby resign from the Board of Directors of Digital Power Corporation [*Name of Company/Companies*] (the "**Company**" [or the "**Companies**"])

My resignation shall be effective immediately upon the Trustee's (in Hebrew: "*Ne'eman*") (as this term is defined in the Share Purchase Agreement between Mr. David Amitai and Mr. Ben-Zion Diamant, dated as of 9/1/06 (the "**Agreement**")) dating of this resignation letter.

My resignation is due to the purchase of control in the Company [or *Companies*] pursuant to the provisions of the Agreement.

I, the undersigned hereby declare that subject to my receipt of all amounts owed to me by the Company [*Companies*] under any applicable law, I hereby waive any claim and/or right of any kind whatsoever towards the Company [*Companies*], the Affiliates (in Hebrew: "*Hevrot Kshurot*") (as this term in defined in the Agreement), and the Company's [*Companies'*] and/or the Affiliates' officers and shareholders.

Sincerely yours,



[*Name of resigning Director*]

Yuval Menipaz